Trombly Business Law
                                                     1163 Walnut Street, Suite 7
                                                                Newton, MA 02461
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

September  2,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.
Washington,  DC  20549

     Attn:     Ms.  Michele  M.  Anderson

     Re:     Jane  Butel  Corporation
          Preliminary  Information  Statement  on  Schedule  14C
          Filed  August  1,  2005
          File  No.  0-50104

Dear  Ms.  Anderson:

I am securities counsel for Jane Butel Corporation (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, the Company's revised preliminary information statement (the "Information Statement").

The Company's Information Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated August 17, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Comment  1.     Please  revise  your  information  statement  to  provide  the disclosure required by Schedule 14C and Schedule 14A, to the extent applicable. For example, with regard to Item 1 and its reference to Schedule 14A requirements, it appears the information statement should contain the information set forth in Item 6 of Schedule 14A.

Response 1.     The Company has revised the Information Statement to comply with this  comment.

Comment  2.     According  to  the  various  Forms  8-K  filed  by  Jane  Butel
Corporation, the company recently sold substantially all of its assets to Mrs. Jane Butel, went through two changes in control, and completed a reverse stock split. In your response letter, please explain why, under applicable state law, the company was not required to obtain shareholder approval for each of these matters.

Response 2. At March 31, 2005, which was the end of the Company's third quarter, the Company had a net loss of approximately $1.3 million dollars for the nine month period. It also had approximately $200 thousand in assets and approximately $635 thousand in liabilities. Additionally, in March and April of 2005, two lawsuits were filed against the Company. While the Company did not believe in the merits of these cases, the time and money necessary to defend the suits threatened to further drain resources from the Company. Finally, in May 2005, the Company received a demand for payment from 21st Century, an investor, in the amount of $3.1 million. During this time, the Company had taken steps to reduce its expenses, including reducing its headcount, which further hindered its ability to raise revenues.

     Given that the Company's revenues were only approximately $193 thousand in the prior quarter, the Company believed it was extremely unlikely that it would independently raise the funds necessary to keep the business going and to settle out its debts. The Company approached Dutchess Private Equities Fund II and other potential investors to raise the funds necessary to maintain the business and settle its debt. Given the Company's financial situation, it was unable to raise the capital necessary on any terms to continue the business.

     The Company then entered into negotiations with 21st Century and Dutchess Private Equities Fund II to settle the Company's debts and obligations. As part of this arrangement, Dutchess Private Equities Fund II agreed to guarantee a convertible debenture issued to 21st Century in settlement of its claims against the Company in exchange for other agreements between Jane Butel and Dutchess. The Company, Jane Butel and Dutchess entered into a series of other agreements, described in Form 8-Ks filed on EDGAR, that resulted in a full restructuring or settlement of the Company's other remaining debts and obligations. One of these agreements provided for a transfer of the remaining assets and certain liabilities of the Company to Jane Butel, an individual, however that agreement must be viewed a part of the entire transaction that involved a change of control and the issuance of approximately a million dollars in debentures while settling or restructuring over four million dollars in claims against the Company.

     Section 607.1201 of the Florida corporate law provides that the Board of Directors may "mortgage, pledge, dedicate to the repayment of indebtedness (whether with or without recourse), create a security interest in, or otherwise encumber any or all of its property whether or not in the usual course of business." The statute further states that shareholders are not required to approve such transactions.

     Given that the Company's debts and obligations so substantially outweighed its assets and it could not use operating capital or external capital to pay its debts, the Company had only very limited options to negotiate a settlement to avoid bankruptcy or a potentially devastating lawsuit with 21st Century. As a result, the Company entered into a series of transactions to use its remaining assets to settle or restructure its debts. Thus, the Company believes the above-cited statute permitted the directors to act without shareholder action.

     The Company experienced a change in control when the Company's prior Chief Executive Officer, Jane Butel, sold her Series A Preferred stock to Geneva Atlantic Capital Corp. Ted Smith is the principal of Geneva Atlantic Capital and was a director of the Company at the time of the transaction. At the time of the transaction, the Series A Preferred stock represented a controlling interest in the Company. As this was a private transaction, it did not require shareholder approval.

     The Company experienced a further change in control when the directors affiliated with the Jane Butel business resigned. For a short period following their resignation, two directors remained that were affiliated with Dutchess Private Equities Fund. Several weeks later, the Board appointed several new directors associated with a business acquired by the Company. Florida law permits Directors to resign for any reason. Additionally, Florida law permits the remaining Board members to fill vacancies left on the Board. Florida law does not require shareholders to approve such a transaction.
Section 607.10025 of the Florida Statues provides that : (1) A corporation may effect a division or combination of its shares in the manner as provided in this section. For purposes of this section, the terms "division" and "combination" mean dividing or combining shares of any issued and outstanding class or series into a greater or lesser number of shares of the same class or series.
 (2) Unless the articles of incorporation provide otherwise, a division or combination may be effected solely by the action of the board of directors. In effecting a share combination or division, the board shall have authority to amend the articles to:
(a)  Increase  or  decrease  the  par  value  of  shares;
(b)  Increase  or  decrease  the  number  of  authorized  shares;  or
(c) Make any other changes necessary or appropriate to assure that the rights or preferences of each holder of outstanding shares of all classes and series will not be adversely affected by the combination or division.

The board shall not have the authority to amend the articles, and shareholder approval of any amendment shall be required pursuant to s. 607.1003, if, as a result of the amendment, the rights or preferences of the holders of any outstanding class or series will be adversely affected, or the percentage of authorized shares remaining unissued after the share division or combination will exceed the percentage of authorized shares that was unissued before the division or combination.
As part of the series of transactions to restructure the Company, the Company agreed to affect a reverse stock split. Pursuant to the statute cited above, the Board could act without the shareholders to affect the reverse if the number of shares of authorized stock also decreased by the same ratio as the outstanding shares. Because time was of the essence during the restructuring of the Company, the Company determined to affect the reverse split solely by Board action. Currently and at the time of the transaction, insiders of the Company control a majority of the outstanding shares. Thus, the Company believes shareholders will vote to restore the number of authorized shares and, at that time, the Company will file a Schedule 14C.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              Amy  M.  Trombly
                              Counsel  for  Jane  Butel  Corporation


cc:     Jane  Butel  Corporation